                          Press Release

CAE reports first quarter financial results for fiscal year 2014

•      15 full-flight simulator (FFS) sales in Q1 and eight more announced today for 23 year to date

•      Raised annual FFS sales outlook to record 40 units

Montreal, Canada, August 8, 2013 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the first quarter ended June 30, 2013. Net income attributable to equity holders was $45.6 million ($0.18 per share) this quarter, compared to $21.5 million ($0.08 per share) last year. All financial information is in Canadian dollars.

The quarter included a one-time tax benefit of $11.0 million and severance costs of $2.8 million (after-tax), excluding which, earnings per share would have been $0.03 lower. Excluding restructuring, integration and acquisition costs last year, it was $46.9 million ($0.18 per share).

Revenue for the quarter was $530.4 million, 15% higher than $462.2 million in the first quarter last year.

“We maintained our market leadership this quarter with strong full-flight simulator sales in Civil and higher orders in Military than last year,” said Marc Parent, CAE’s President and Chief Executive Officer. “In Civil, despite disappointing margin performance this quarter, 23 FFS sales fiscal year to date give us a strong start and we expect to reach a record of 40 units by March 31. The Civil team, led by its new group president, Nick Leontidis, is focused on the execution of its plan and we expect the combined Civil operating margin to reflect the underlying strength of the business by reaching high-teens percentages in the second half of the fiscal year. In Military, we sustained revenue and grew orders over last year which demonstrates our resiliency in a challenging defence budget environment. New Core Markets continued to perform well.”

Summary of consolidated results

(amounts in millions, except operating margins)		Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Revenue		$530.4	565.6	500.9	506.5	462.2
Operating profit (1)		$62.8	66.9	59.8	64.0	43.3
As a % of revenue	%	11.8	11.8	11.9	12.6	9.4
Net Income		$45.4	45.7	37.2	35.9	21.9
Net income attributable to the equity holders of the Company		$45.6	43.1	37.5	35.6	21.5
Backlog (2)		$3,714.5	3,717.8	3,462.8	3,561.3	3,517.6

Civil segments

Revenue for our combined Civil segments increased 27% in the first quarter to $301.8 million compared to $238.4 million last year. First quarter operating income was $37.6 million (12.5% of revenue) compared to $46.9 million (19.7% of revenue) last year.

We received 15 FFS orders in the first quarter and we expect to sell a record 40 FFSs for the year. During the quarter we signed a 10-year agreement with Etihad Airways for seven FFSs and related training devices for the Airbus A320, A350, A380 and Boeing B787 airliners, as well as long term services to support Etihad’s expanding training base in Abu Dhabi. We received $313.5 million in combined civil segment orders this quarter for a book-to-sales ratio of 1.04x. The ratio for the trailing 12 months was 1.19x. First quarter Civil backlog was $1.754 billion, and we had an additional $310.6 million backlog related to our joint ventures, no longer included in the total under IFRS.

CAE today announced the sale of eight FFSs and a 15-year services agreement for approximately $210 million at list prices to an undisclosed customer. This brings CAE’s year-to-date total FFS sales to 23.

Training & Services/Civil (TS/C)

(amounts in millions except operating margins, SEU and FFSs deployed)		Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Revenue		$178.3	176.1	169.0	166.8	147.9
Segment operating income		$17.5	24.9	24.2	22.1	29.5
Operating margins	%	9.8	14.1	14.3	13.2	19.9
Backlog		$1,300.0	1,311.6	1,065.8	1,092.9	1,118.4
SEU(3)		190	187	186	187	164
FFSs deployed		230	227	222	218	216

Simulation Products/Civil (SP/C)

(amounts in millions except operating margins)		Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Revenue		$123.5	143.4	104.4	118.5	90.5
Segment operating income		$20.1	25.8	21.9	23.1	17.4
Operating margins	%	16.3	18.0	21.0	19.5	19.2
Backlog		$454.4	411.0	393.3	427.4	394.2

Military segments

Revenue for our combined Military segments increased 1% in the first quarter to $198.8 million compared to $197.7 million last year. Combined Military operating income was $23.6 million (11.9% of revenue) for the quarter, compared to $27.7 million (14.0% of revenue) last year.

We booked orders during the quarter in both established and emerging defence markets including the sale of three Hawk Mk127 fast jet full mission simulators for the Royal Australian Air Force and an AW139 helicopter simulator for Coptersafety in Finland. Under U.S. foreign military sales programs, we were awarded a contract to expand a training facility for the Kuwait Air Force, and we received a contract for KC-130R Hercules training services for the Japan Maritime Self Defense Force. We signed two strategically important memorandums of understanding (MOU) with OEMs during the quarter. The first with Lockheed Martin, which would have CAE become the preferred provider of Canadian F-35 training support, training systems integration, operations and maintenance should Canada ultimately select the F-35. We also signed an MOU with General Atomics to pursue international opportunities for CAE to offer its simulation and training systems for the Predator family of remotely piloted aircraft.

We received $153.5 million in combined military segment orders this quarter, representing a book-to-sales ratio of 0.77x. The ratio for the trailing 12 months was 0.95x. First quarter Military backlog was $1.96 billion, and we had an additional $257.9 million of unfunded backlog and another $125.6 million from our joint ventures.

In addition to the Hawk Mk127 full mission simulator sales for Australia announced today, CAE also announced a contract for the U.S. Air Force (USAF) in our second quarter with an expected value of approximately $100 million over a five-year period. This contract entrusts CAE to train its total population of about 1,500 pilot and sensor operator crews of the Predator and Reaper remotely piloted vehicles. CAE will provide classroom, simulator and live flying instruction at USAF bases in New Mexico, Nevada, California, and New York.

Simulation Products/Military (SP/M)

(amounts in millions except operating margins)		Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Revenue		$137.8	153.1	140.1	132.4	136.9
Segment operating income		$16.5	19.4	19.3	21.1	20.2
Operating margins	%	12.0	12.7	13.8	15.9	14.8
Backlog		$673.4	688.7	729.2	722.6	754.9

Training & Services /Military (TS/M)

(amounts in millions except operating margins)		Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Revenue		$61.0	64.0	58.7	60.5	60.8
Segment operating income		$7.1	8.8	6.1	5.0	7.5
Operating margins	%	11.6	13.8	10.4	8.3	12.3
Backlog		$1,286.7	1,306.5	1,274.5	1,318.4	1,250.1

New Core Markets

Revenue in New Core Markets was $29.8 million for the quarter, up 14% from $26.1 million last year. Operating income was $1.6 million, up 129% compared to $0.7 million last year.

In CAE Healthcare, we have been successfully leveraging CAE’s global reach. We signed an agreement with a private hospital group in Brazil to establish a training centre, utilizing our patient simulators and centre management system. We also sold our centre management systems to a public research university in the U.S, and a private hospital group in Turkey.

In CAE Mining, we sold our resource modeling and mine planning software to customers in Russia, India and Mexico. We also announced the delivery of our first turnkey mining training solution, based on aviation standards and involving CAE Mining Terra simulators and e-learning courseware, to Fresnillo, the world’s largest silver producer.

New Core Markets (NCM)

(amounts in millions except operating margins)		Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Revenue		$29.8	29.0	28.7	28.3	26.1
Segment operating income		$1.6	1.8	1.7	2.2	0.7
Operating margins	%	5.4	6.2	5.9	7.8	2.7

Additional financial highlights

Income taxes this quarter were $0.3 million representing an effective tax rate of 1%, compared to 19% last year. The decrease in the effective tax rate from last quarter was mainly due to a favorable decision by the Federal Court of Appeal of Canada, rendered April 17, 2013, with respect to the tax treatment of the depreciation and sale of simulators in Canada, as well as a change in the mix of income from various jurisdictions. Excluding the effect of this one-time item in the quarter, the income tax expense would have been $11.3 million.

Free cash flow(4) was negative $11.5 million this quarter.  The decrease from last quarter was mainly attributable to unfavourable changes in non-cash working capital and higher maintenance capital expenditures. The unfavourable changes in non-cash working capital, as we normally see in the first quarter of the fiscal year, are mainly due to a decrease in our accounts payable and accrued liabilities. Free cash flow was $96.5 million higher than the first quarter last year mainly due to an increase in cash provided by operating activities and favourable changes in non-cash working capital.

Capital expenditures totaled $29.9 million this quarter with $22.7 million for growth and $7.2 million for maintenance.

Net debt(5) was $897.8 million as at June 30, 2013, compared with $813.4 million as at March 31, 2013. Our net debt to total capitalization ratio remained stable at 42%.

CAE will pay a dividend of $0.05 per share effective September 30, 2013 to shareholders of record at the close of business on September 16, 2013.

Effective April 1, 2013, we implemented the new IFRS 11, Joint Arrangements and the amended IAS 19, Employee Benefits. Certain comparative figures provided for each quarter of the year ended March 31, 2013 have been restated to reflect the adoption of these accounting standards. Tables summarizing the impact of the changes in the accounting of our joint ventures can be found on the investor page of our website at www.cae.com/investors.

Additional information

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated interim financial statements which are posted on our website at www.cae.com/investors.

CAE’s unaudited consolidated interim financial statements and management’s discussion and analysis for the quarter ended June 30, 2013 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q1 FY2014

CAE will host a conference call focusing on fiscal year 2014 first quarter results today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in modeling, simulation and training for civil aviation and defence. The company employs approximately 8,000 people at more than 100 sites and training locations in approximately 30 countries. CAE offers civil aviation, military, and helicopter training services in more than 45 locations worldwide and trains approximately 100,000 crewmembers yearly. In addition, the CAE Oxford Aviation Academy offers training to aspiring pilot cadets in 11 CAE-operated flight schools.  CAE’s business is diversified, ranging from the sale of simulation products to providing comprehensive services such as training and aviation services, integrated enterprise solutions, in-service support and crew sourcing. The company applies simulation expertise and operational experience to help customers enhance safety, improve efficiency, maintain readiness and solve challenging problems. CAE is leveraging its simulation capabilities in new markets such as healthcare and mining.  www.cae.com

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2013. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). The forward-looking statements contained in this news release represent our expectations as of August 8, 2013 and, accordingly, are subject to change after this date. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1)    Operating profit is non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2)    Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

(3)    Simulator equivalent unit (SEU) is a financial measure we use to show the total average number of FFSs available to generate earnings during the period.

(4)    Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(5)    Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Contacts

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Media:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)	June 30	March 31	April 1
(amounts in millions of Canadian dollars)	2013	2013	2012
		Restated	Restated
Assets
Cash and cash equivalents	$258.9	$260.0	$254.7
Accounts receivable	419.8	401.4	302.3
Contracts in progress : assets	276.9	265.6	259.8
Inventories	185.9	176.2	146.9
Prepayments	60.6	53.5	46.1
Income taxes recoverable	26.4	141.9	95.5
Derivative financial assets	7.6	9.0	10.3
Total current assets	$1,236.1	$1,307.6	$1,115.6
Property, plant and equipment	1,180.8	1,142.8	993.2
Intangible assets	815.7	794.4	527.9
Investment in equity accounted investees	207.4	196.9	172.9
Deferred tax assets	32.4	31.3	16.9
Derivative financial assets	6.7	6.4	7.2
Other assets	358.8	211.9	195.2
Total assets	$3,837.9	$3,691.3	$3,028.9

Liabilities and equity
Accounts payable and accrued liabilities	$611.1	$644.2	$556.2
Provisions	48.2	49.0	21.6
Income taxes payable	11.6	10.0	9.4
Contracts in progress : liabilities	120.5	122.3	110.4
Current portion of long-term debt	42.4	70.6	119.3
Derivative financial liabilities	21.2	10.3	8.9
Total current liabilities	$855.0	$906.4	$825.8
Provisions	6.6	7.9	5.5
Long-term debt	1,114.3	1,002.8	588.4
Royalty obligations	162.9	160.6	161.6
Employee benefits obligations	115.7	136.1	114.3
Deferred gains and other non-current liabilities	196.3	191.4	182.5
Deferred tax liabilities	141.6	129.9	90.0
Derivative financial liabilities	10.0	9.8	9.4
Total liabilities	$2,602.4	$2,544.9	$1,977.5
Equity
Share capital	$478.9	$471.7	$454.5
Contributed surplus	22.3	21.9	19.2
Accumulated other comprehensive income (loss)	19.7	(12.0)	(6.0)
Retained earnings	683.0	633.0	563.4
Equity attributable to equity holders of the Company	$1,203.9	$1,114.6	$1,031.1
Non-controlling interests	31.6	31.8	20.3
Total equity	$1,235.5	$1,146.4	$1,051.4
Total liabilities and equity	$3,837.9	$3,691.3	$3,028.9

0

Consolidated Interim Financial Statements

Consolidated Income Statement

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2013	2012
		Restated
Revenue	$530.4	$462.2
Cost of sales	382.9	312.3
Gross profit	$147.5	$149.9
Research and development expenses	17.5	13.9
Selling, general and administrative expenses	75.3	67.2
Other gains – net	(5.2)	(0.8)
After tax share in profit of equity accounted investees	(2.9)	(5.7)
Restructuring, integration and acquisition costs	-	32.0
Operating profit	$62.8	$43.3
Finance income	(2.8)	(2.0)
Finance expense	19.9	18.1
Finance expense – net	$17.1	$16.1
Earnings before income taxes	$45.7	$27.2
Income tax expense	0.3	5.3
Net income	$45.4	$21.9
Attributable to:
Equity holders of the Company	$45.6	$21.5
Non-controlling interests	(0.2)	0.4
	$45.4	$21.9
Earnings per share from continuing operations attributable to equity holders of the Company
Basic and diluted	$0.18	$0.08

1

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2013	2012
		Restated
Net income	$45.4	$21.9
Items that may be reclassified to net income
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$48.4	$0.6
Net losses on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	(14.9)	(2.5)
Income taxes	1.7	-
Share in foreign currency translation difference of equity accounted investees	7.0	2.3
	$42.2	$0.4
Net changes in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$(15.4)	$(5.1)
Reclassifications to net income or to related non-financial assets or liabilities	2.5	(0.7)
Income taxes	3.4	1.5
After tax share in net changes in fair value of cash flow hedges of equity accounted investees	(1.0)	(1.0)
	$(10.5)	$(5.3)
Items that are never reclassified to net income
Defined benefit plan actuarial gains (losses)
Defined benefit plan actuarial gains (losses)	$23.7	$(4.8)
Income taxes	(6.3)	1.3
	$17.4	$(3.5)
Other comprehensive income (loss)	$49.1	$(8.4)
Total comprehensive income	$94.5	$13.5
Attributable to:
Equity holders of the Company	$94.7	$13.0
Non-controlling interests	(0.2)	0.5
	$94.5	$13.5

2

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
three months ended June 30, 2013	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period - restated	259,979,059	$471.7	$21.9	$(12.0)	$633.0	$1,114.6	$31.8	$1,146.4
Net income	-	-	-	-	45.6	45.6	(0.2)	45.4
Other comprehensive income (loss):
Foreign currency translation	-	-	-	42.2	-	42.2	-	42.2
Net changes in cash flow hedges	-	-	-	(10.5)	-	(10.5)	-	(10.5)
Defined benefit plan actuarial gains	-	-	-	-	17.4	17.4	-	17.4
Total comprehensive income (loss)	-	$-	$-	$31.7	$63.0	$94.7	$(0.2)	$94.5
Stock options exercised	446,928	3.5	-	-	-	3.5	-	3.5
Optional cash purchase	325	-	-	-	-	-	-	-
Stock dividends	262,311	2.8	-	-	(2.8)	-	-	-
Transfer upon exercise of stock options	-	0.9	(0.9)	-	-	-	-	-
Share-based payments	-	-	1.3	-	-	1.3	-	1.3
Dividends	-	-	-	-	(10.2)	(10.2)	-	(10.2)
Balances, end of period	260,688,623	$478.9	$22.3	$19.7	$683.0	$1,203.9	$31.6	$1,235.5

(Unaudited)	Attributable to equity holders of the Company
three months ended June 30, 2012	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	loss	earnings	Total	interests	equity
Balances, beginning of period - restated	258,266,295	$454.5	$19.2	$(6.0)	$563.4	$1,031.1	$20.3	$1,051.4
Net income	-	-	-	-	21.5	21.5	0.4	21.9
Other comprehensive income (loss) :
Foreign currency translation	-	-	-	0.3	-	0.3	0.1	0.4
Net changes in cash flow hedges	-	-	-	(5.3)	-	(5.3)	-	(5.3)
Defined benefit plan actuarial losses	-	-	-	-	(3.5)	(3.5)	-	(3.5)
Total comprehensive (loss) income	-	$-	$-	$(5.0)	$18.0	$13.0	$0.5	$13.5
Stock options exercised	217,875	1.8	-	-	-	1.8	-	1.8
Optional cash purchase	516	-	-	-	-	-	-	-
Stock dividends	224,245	2.1	-	-	(2.1)	-	-	-
Transfer upon exercise of stock options	-	0.6	(0.6)	-	-	-	-	-
Share-based payments	-	-	1.5	-	-	1.5	-	1.5
Acquisition of non-controlling interests	-	-	-	-	-	-	0.8	0.8
Dividends	-	-	-	-	(8.2)	(8.2)	-	(8.2)
Balances, end of period - restated	258,708,931	$459.0	$20.1	$(11.0)	$571.1	$1,039.2	$21.6	$1,060.8

The total of retained earnings and accumulated other comprehensive (loss) income for the three months ended June 30, 2013 was $702.7 million (2012 – $560.1 million).

3

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)		2013	2012
			Restated
Operating activities
Net income		$45.4	$21.9
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment		24.8	21.8
Amortization of intangible and other assets		14.9	10.0
Financing cost amortization		0.4	0.5
After tax share in profit of equity accounted investees		(2.9)	(5.7)
Deferred income taxes		8.0	5.5
Investment tax credits		(4.2)	(4.9)
Share-based compensation		0.2	(3.9)
Defined benefit pension plans		2.6	-
Amortization of other non-current liabilities		(4.3)	(3.4)
Other		0.7	(4.0)
Changes in non-cash working capital		(69.0)	(120.1)
Net cash provided by (used in) operating activities		$16.6	$(82.3)
Investing activities
Business combinations, net of cash and cash equivalents acquired	##	$-	$(264.4)
Net proceeds (payments) from equity accounted investees		0.5	(2.4)
Capital expenditures for property, plant and equipment		(29.9)	(34.5)
Proceeds from disposal of property, plant and equipment		1.7	-
Capitalized development costs		(12.1)	(12.4)
Enterprise resource planning (ERP) and other software		(2.1)	(4.5)
Other		(10.8)	0.8
Net cash used in investing activities		$(52.7)	$(317.4)
Financing activities
Net change in restricted cash		$(18.1)	$-
Net effect of current financial assets program		-	(16.7)
Proceeds from borrowing under revolving unsecured credit facilities		189.3	200.0
Repayment of borrowing under revolving unsecured credit facilities		(131.1)	(75.0)
Proceeds from long-term debt, net of transaction costs		25.6	317.4
Repayment of long-term debt		(24.5)	(37.9)
Repayment of finance lease		(4.4)	(3.7)
Dividends paid		(10.2)	(8.2)
Common stock issuance		3.5	1.8
Other		-	(1.3)
Net cash provided by financing activities		$30.1	$376.4
Effect of foreign exchange rate changes on cash
and cash equivalents		$4.9	$0.1
Net decrease in cash and cash equivalents		$(1.1)	$(23.2)
Cash and cash equivalents, beginning of period		260.0	254.7
Cash and cash equivalents, end of period		$258.9	$231.5
Supplemental information:
Dividends received		$0.6	$2.0
Interest paid		11.2	13.9
Interest received		1.8	2.0
Income taxes paid		4.0	6.2